[DIVISION OF CORPORATION FINANCE

Mail Stop 3561

UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

February 25, 2010

Mr. Dan Ratner
President and Chief Executive Officer Cell-pique Corporation 12 Old Stage Coach Road Weston, CT 06883

Re:	Cell-pique Corporation Form S-1/A
Filed February 16, 2010 File No. 333-161413

Dear Mr. Ratner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information,, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 /A filed February 16, 2010 Risk Factors, page 9

1.
Please revise to reconcile the disclosure in the second risk factor on page 17 that you had working capital of $145,592 as of September 30, 2009, with the working capital disclosure on page 38 and in your financial statements.

All Number Revised to reflect 12-31-10 financial stms

Use of Proceeds, page 22

We note your response to comment three from our letter dated February 3, 2010. The second risk factor on page 10 continues to indicate that you will have broad.

Deleted Broad Discretion Paragraph in Second risk on page 10. Use of proceeds limited to disclosures.

Mr. Ratncr
(cell-nique Corporation. February 25, 2010 Page 2

discretion in the use of the net proceeds. Please provide the information required by Instruction 7 to Item 504 of Regulation S-K. Refer to comment 13 from our letter dated September 16, 2009.

Financial Statements General

Please provide a current consent in any amendment and note the updating requirements of Article 8-08 of Regulation S-X.

Updated

Exhibits

4.	Please provide an opinion of counsel as to the legality of all other securities being registered. Refer to our prior comment 19.

Corrected and Updated